Key Energy Group, Inc.
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News Release

             KEY ENERGY RESPONDS TO DAWSON PRODUCTION SERVICES

EAST BRUNSWICK, N. J., August 6, 1998 - Key Energy Group, Inc. ("Key") [NYSE: KEG] today issued the following statement in response to Dawson Production Services, Inc.'s ("Dawson") [NYSE: DPS] August 5, 1998 announcement that it will explore strategic alternatives.

Francis D. John, Chairman and Chief Executive Officer of Key, said, "We stand by the information contained in our August 5, 1998 press release. Key remains a ready, willing and able buyer and is ready to sit down and talk to Dawson in good faith to discuss its offer. As we have said since we began this process over five weeks ago, we prefer a negotiated transaction with Dawson, and our preference remains unchanged. In the meantime, Key is committed to letting Dawson's shareholders decide for themselves the future of the Company."

On August 5, 1998, Key announced today that its wholly-owned subsidiary, Midland Acquisition Corp., will commence a tender offer for all of the outstanding shares of Dawson for $14.00 per share in cash not later than August 11, 1998. Key also announced that Midland will file preliminary materials with the Securities and Exchange Commission to solicit consents to call a special meeting of Dawson's shareholders, as well as proxy materials for the proposed special meeting.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

        INFORMATION REGARDING PARTICIPANTS AND CERTAIN OTHER PERSONS

Key Energy Group, Inc. and certain persons named below may be deemed to be "participants" (within the meaning of Regulation 14A under the Securities Exchange Act of 1934) in the solicitation of consents to call a special meeting of Dawson Production Services, Inc.'s shareholders (the "Special Meeting") and proxies for the Special Meeting. At the Special Meeting, if called, Key presently intends to introduce proposals to (i) remove Dawson's board of directors (the "Board"); (ii) elect Midland's nominees to the Board; (iii) amend certain of Dawson's Bylaws to facilitate consummation of Midland's tender offer. The participants in this solicitation may include the persons named below, after the name of each of whom is indicated the number of shares of Dawson common stock, par value $.01 per share, beneficially owned by each as of August 4, 1998 (if any) (including shares

           Two Tower Center, 20th Floor, East Brunswick, NJ 08816
               Telephone: (732) 247-4822 Fax: (732) 247-5148
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which each has the right to acquire within 60 days of such date): the directors of Key - Francis D. John, Kevin P. Collins (9,354 shares), William Manly, W. Phillip Marcum (6,054 shares), David J. Breazzano, and Morton Wolkowitz; and the following executive officers of Key (other than Mr. John, who is also a director) - Stephen E. McGregor, Kenneth V. Huseman and Danny R. Evatt.

CONTACT:  Key Energy Group, Inc                   Abernathy MacGregor Frank
          Jim Dean                                Dan Katcher / Matt Sherman

     (732) 247-4822             (212) 371-5999

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           Two Tower Center, 20th Floor, East Brunswick, NJ 08816
               Telephone: (732) 247-4822 Fax: (732) 247-5148